UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. <u>Results of Operations and Financial Condition</u>

On March 31, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing Saxon's financial results for the fourth quarter of and year ending December 31, 2005. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On March 14, 2006, Saxon concluded that its previously issued consolidated financial statements, other financial information, and the related reports on the annual financial statements of the independent registered public accounting firm of Saxon as of and for the years ended December 31, 2001, 2002, 2003, and 2004, and its interim unaudited consolidated financial statements and other financial information as of and for the quarters and year to date periods in the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004 and September 30, 2005 and 2004, should no longer be relied upon as a result of errors in the accounting of derivative financial instruments that did not qualify for hedge accounting treatment under the requirements of SFAS 133. As a result, Saxon is restating its results for such periods. For more information regarding Saxon's restatement, please see the discussion under Item 4.02 (a). <u>*Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*</u> in Saxon's filing on Form 8K, dated March 16, 2006.

Item 9.01. <u>Financial Statements and Exhibits</u>

(c) Exhibits

99.1 Press Release dated March 31, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

Date: March 31, 2006

By: /s/Robert B. Eastep

Robert B. Eastep

Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces 2005 Fourth Quarter and Year End Financial Result

GLEN ALLEN, VA. (March 31, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced its financial results for the fourth quarter of and fiscal year end 2005, and restated financial results for the fiscal years, 2001, 2002, 2003, and 2004 and for each of the interim reporting periods of 2005 and 2004. The restatement reflects the elimination of the use of hedge accounting treatment under Statement of Financial Standards 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) for its derivative instruments held during these periods to manage interest rate risk. All numbers presented herein have been restated.

Financial and Operational Highlights:
- Fourth quarter 2005 net income of $17.8 million, or $0.35 per share diluted. Year ended December 31, 2005, net income of $110.7 million, or $2.18 per share diluted.
- Net mortgage loan portfolio at December 31, 2005 was $6.4 billion, an increase of 7% from December 31, 2004.
- Fourth quarter 2005 mortgage loan production was $908 million, a decrease of 5% from the fourth quarter of 2004 and an increase of 7% from the third quarter of 2005 (excluding called loans).
- Fourth quarter 2005 net cost to produce was 2.45%, compared to 2.84% for the fourth quarter of 2004 and 2.94% for the third quarter of 2005.
- Fourth quarter 2005 cost to service was 15 basis points, compared to 25 basis points for the fourth quarter of 2004 and 17 basis points for the third quarter of 2005.

"The extremely competitive pricing and market conditions in 2005 brought new challenges for Saxon", said Michael L. Sawyer, Chief Executive Officer of Saxon. "However, within this environment, our management team remained focused on our core disciplines of risk-based pricing, credit and strategic capital deployment. We invested in technology, growing our third party servicing channel, refined our loan origination platform and, most importantly, reduced our general and administrative expenses."

Financial Results
This press release reports Saxon's financial results under generally accepted accounting principles ("GAAP"). Also presented are non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission that management believes provide useful information to investors regarding Saxon's financial performance. The non-GAAP measures presented include core net income, core earnings per share diluted, core net interest income and margin, total net cost to produce, cost to service, securitization net losses on liquidated loans, and a Company defined working capital calculation. Additional information about each of these non-GAAP financial measures, including a definition and the reason management believes its presentation provides useful information and a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP measure is provided in Schedule B of this press release. The presentation of these non-GAAP financial measures is not to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

Net Income and Earnings Per Share
Saxon reported net income for the fourth quarter of 2005 of $17.8 million, or $0.35 per share diluted, compared to $37.9 million, or $0.76 per share diluted for the fourth quarter of 2004, and $31.9 million, or $0.63 per share diluted for the third quarter of 2005. For the year ended December 31, 2005, the Company reported net income of $110.7 million, or $2.18 per share diluted, compared to $106.3 million, or $2.91 per shared diluted for the prior year.

Core Net Income and Earnings Per Share
Core net income for the fourth quarter of 2005 was $17.9 million, or $0.35 per share diluted, compared to $35.5 million, or $0.71 per share diluted for the fourth quarter of 2004, and $15.2 million, or $0.30 per share diluted for the third quarter of 2005. For the year ended December 31, 2005, core net income was $93.6 million, or $1.85 per share diluted, compared to $109.3 million, or $2.99 per shared diluted, for the prior year. Core net income excludes the mark to market gains or losses recognized on derivative instruments. See Schedule B of this press release for a reconciliation of core net income to net income.

Net Interest Income and Margin

Net interest income was $40.5 million for the fourth quarter of 2005, compared to $59.1 million for the fourth quarter of 2004 and $47.3 million for the third quarter of 2005. Net interest margin was 2.6% for the fourth quarter of 2005, compared to 4.2% for the fourth quarter of 2004 and 3.1% for the third quarter of 2005. Net interest income for the year ended December 31, 2005 was $194.8 million, compared to $255.3 million for the prior year. Net interest margin for the year ended December 31, 2005 was 3.2%, compared to 4.9% for the prior year. Net interest margin is calculated as net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated.

Throughout 2005, faster prepayment of the higher weighted average coupon portion of the Company's mortgage loan portfolio reduced gross interest income. Due to intensely competitive pricing, the mortgage loans produced by the Company during 2005 had a lower weighted average coupon than the mortgage loans in the Company's portfolio that were prepaid. Interest expense increased due to the 199 basis point rise in 1-month LIBOR from December 31, 2004 to December 31, 2005 and the impact of such rise on Saxon's long- and short-term financings. Net interest income and margin do not include the effect of Saxon's economic hedge of its cost of financing.

Core Net Interest Income and Margin

Core net interest income was $47.1 million for the fourth quarter of 2005, compared to $61.2 million for the fourth quarter of 2004 and $50.5 million for the third quarter of 2005. Core net interest margin was 3.0% for the fourth quarter of 2005, compared to 4.3% for the fourth quarter of 2004 and 3.3% for the third quarter of 2005. Core net interest income for the year ended December 31, 2005 was $210.3 million compared to $257.8 million for the prior year. Core net interest margin for the year ended December 31, 2005 was 3.4% as compared to 5.0% for the prior year. Core net interest income is net interest income adjusted to include the net cash settlements received or paid on derivative instruments. Core net interest margin is calculated as core net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated. See Schedule B for a reconciliation of core net interest income to net interest income, and core net interest margin to net interest margin.

Core net interest income and margin were affected by the same factors as net interest income and margin, partially offset by the net cash settlement on the derivative instruments.

Provision for Mortgage Loan Losses

Provision for mortgage loan losses was $11.5 million for the fourth quarter of 2005, compared to $9.6 million for the fourth quarter of 2004 and $19.1 million for the third quarter of 2005. Provision for mortgage loan losses increased to $42.3 million for the year ended December 31, 2005 from $31.6 million for the prior year. In the fourth quarter of 2005, the Company reduced the reserve of $6.8 million relating to Hurricane Katrina that had been recorded in the third quarter of 2005 by $2.3 million. This reduction was based on actual inspection reports of properties in the affected areas that indicated damage was less severe than originally estimated. The increase in the provision for mortgage loan losses, other than the increase associated with Hurricane Katrina, during the fourth quarter of 2005 and full year of 2005 was consistent with the growth and seasoning of the mortgage loan portfolio.

Servicing income, net

Servicing income, net of amortization and impairment, was $21.4 million for the fourth quarter of 2005, compared to $11.7 million for the fourth quarter of 2004 and $19.1 million for the third quarter of 2005. Servicing income, net of amortization and impairment, was $71.2 million for the year ended December 31, 2005, compared to $28.3 million for the prior year. Saxon's third party servicing portfolio was $18.4 billion at December 31, 2005, an increase of 30% from December 31, 2004, and a decrease of 9% from September 30, 2005. During 2005, the Company purchased mortgage servicing rights from third parties relating to approximately $12.4 billion in principal balances of mortgage loans, compared to $11.5 billion in principal balances of mortgage loans in 2004. The Company's average purchase price for the mortgage servicing rights purchased in 2005 was 68 basis points, compared to 74 basis points for 2004.

Operating Expenses

Total operating expenses, which include payroll and related expenses, general and administrative expense, depreciation and other expenses, were $38.7 million for the fourth quarter of 2005, compared to $41.3 million for the fourth quarter of 2004 and $41.1 million for the third quarter of 2005. Total operating expenses were $153.8 million for the year ended December 31, 2005, compared to $143.7 million for the prior year.

Total operating expenses decreased for the fourth quarter of 2005 compared to the fourth quarter of 2004 primarily due to a decrease in salary and related expenses, and general and administrative expenses across all business segments. Total operating expenses decreased for the fourth quarter of 2005 compared to the third quarter of 2005 primarily due to a decrease in salary and related expenses, and general and administrative expenses across all business segments. Total operating expenses increased for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to an increase in salary expense and general administrative expenses in the servicing segment, partially offset by a decrease in operating expenses related to the mortgage production segment and a decrease in FAS 91 capitalized costs.

During 2005, the Company closed 12 retail branches and divested five branches, with the majority of these events occurring late in the second quarter of 2005. The branches impacted by these closings had produced 49% of the Company's 2004 retail mortgage loan production, accounted for 51% of its 2004 retail operating expenses and employed 49% of the employees in the retail channel at December 31, 2004. In 2005, the Company focused on refining its direct lending operations through a more efficient network of strategically located retail sales centers and three centralized facilities, located in Virginia, Texas and California. Wholesale and retail back-office operations were combined during the first half of 2005 and, in June 2005, a Central Region office was opened to enable the Company to service its brokers in all capacities, including underwriting, closing, funding, and post-closing duties in the central region of the United States from an office located in that region. The Company believes the new structure enables it to streamline processes, increase efficiencies, productivity and scale, and improve training and employee development, while reducing the overall cost to produce mortgage loans. During the second half of 2005, Saxon made significant progress in increasing staffing levels within its strategically located retail sales centers, after having experienced substantial layoffs in early 2005 as a result of branch closures and divestitures. The Company believes it began to experience efficiencies and increased productivity from centralizing its wholesale and retail back-office operations throughout the second half of 2005, although these efficiencies were not apparent in its

results of operations for the second half of 2005 due to the timing of the costs incurred to invest in the new centralized structure combined with lower production due to lost production from the branches that were closed.

Cost to Service and Total Net Cost to Produce
Cost to service was 15 basis points for the fourth quarter of 2005, compared to 25 basis points for the fourth quarter of 2004, and 17 basis points cost in the third quarter of 2005. Total net cost to produce was 2.45% of total loan production for the fourth quarter of 2005, compared to 2.84% for the fourth quarter of 2004 and 2.94% for the third quarter of 2005. Total net cost to produce was 2.86% for the year ended December 31, 2005, compared to 2.91% for the prior year. Total net cost to produce for the fourth quarter of 2005 decreased from the fourth quarter of 2004 and the third quarter of 2005, and decreased for the year ended December 31, 2005 compared to prior year, due to the Company's continued focus on cost management.

"We are pleased with the improvement we have seen in our total net cost to produce in our production business and cost to service in our servicing business. We continue to see the results of our focus on increasing efficiencies throughout our operations", said Sawyer. "Overall, our operating expenses as a percentage of average assets continue to decrease quarter over quarter".

Portfolio Performance
The following table provides information regarding Saxon's portfolio performance:

($ in thousands)	December 31, 2005	September 30, 2005	December 31, 2004
Outstanding principal balance at period end	$6,394,873	$6,185,969	$5,950,965
Portfolio weighted average credit score	616	617	617
Portfolio weighted average coupon	7.5%	7.4%	7.6%

($ in thousands)	December 31, 2005		September 30, 2005		December 31, 2004	
	Principal balance	%	Principal balance	%	Principal balance	%
30-59 days past due	$363,780	5.69%	$357,960	5.79%	$290,525	4.88%
60-89 days past due	$98,907	1.55%	$85,159	1.38%	$83,225	1.40%
90 days or more past due	$74,746	1.17%	$40,316	0.65%	$51,767	0.87%
Bankruptcies (1)	$154,787	2.42%	$125,780	2.03%	$110,846	1.86%
Foreclosures	$117,776	1.84%	$128,253	2.07%	$121,571	2.04%
Real estate owned (2)	$49,818	0.78%	$46,310	0.75%	$49,699	0.84%
Seriously delinquent % (3)	$442,805	6.92%	$393,843	6.37%	$393,159	6.61%
Securitization net losses on liquidated loans - year ended (4)	$47,377	0.74%	$33,424	0.54%	$46,725	0.79%
Securitization net losses on liquidated loans - quarter ended (4)	$13,953	0.87%	$9,078	0.59%	$14,474	0.97%
Charge-offs - year ended (5)	$36,878	0.58%	$25,972	0.42%	$43,623	0.73%
Charge-offs - quarter ended (5)	$10,906	0.68%	$8,618	0.56%	$11,014	0.74%

(1) Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio for December 31, 2005 and 2004, are $43.3 million and $19.6 million, respectively, and $24.5 million, for September 30, 2005.

(2) When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to REO at net realizable value and periodically evaluated for additional impairments. Net realizable value is defined as the property's fair value less estimated costs to sell. Costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred; and therefore, are not included as part of our allowance for loan and interest losses.

(3) Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4) Securitization net losses on liquidated loans for our portfolio exclude losses relating to sales of delinquent called loans purchased at a discount and certain recoveries during 2004 of $11.1 million. Quarter ended percentages are annualized. See reconciliation of securitization net losses on liquidated loans to charge-offs in Schedule B.

(5) Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. Quarter ended percentages are annualized. See reconciliation of securitization net losses on liquidated loans to charge-offs in Schedule B.

Loan Production
Mortgage loan production was $908 million for the fourth quarter of 2005, a decrease of 5% compared to the fourth quarter of 2004, and an increase of 7% from the third quarter of 2005 (excluding $83 million in principal balances of loans acquired in the fourth quarter of 2004 in clean-up calls of securitization

pools serviced by the Company). Mortgage loan production was $3.3 billion for the year ended December 31, 2005, compared to $3.5 billion for the prior year (excluding $270 million in principal balances of loans acquired in 2004 in clean-up calls of securitization pools serviced by the Company. No such clean-up calls were exercised in 2005). The weighted average coupon on the Company's production in the fourth quarter of 2005 was 7.9%, compared to 7.3% for both the third quarter of 2005 and the fourth quarter of 2004.

Saxon's wholesale mortgage loan production was $387.9 million during the fourth quarter of 2005, an increase of 2% from the fourth quarter of 2004, and a decrease of 4% from the third quarter of 2005. Wholesale mortgage loan production was $1.5 billion for the year ended December 31, 2005, which was flat compared to the prior year. Saxon's retail mortgage loan production was $162.7 million during the fourth quarter of 2005, a decrease of 36% from the fourth quarter of 2004, and a decrease of 4% from the third quarter of 2005. Retail mortgage loan production was $713.3 million for the year ended December 31, 2005, a decrease of 26% from the prior year. Saxon's correspondent flow mortgage loan production was $287.2 million during the fourth quarter of 2005, an increase of 10% from the fourth quarter of 2004, and an increase of 26% from the third quarter of 2005. Correspondent flow mortgage loan production was $938.1 million for the year ended December 31, 2005, an increase of 11% from the prior year. Saxon's correspondent bulk mortgage loan production was $70.5 million during the fourth quarter of 2005, an increase of 10% from the fourth quarter of 2004, and an increase of 60% from the third quarter of 2005. Correspondent bulk mortgage loan production was $185.8 million for the year ended December 31, 2005, an increase of 2.0% from the prior year.

"Our production levels in 2005 decreased year-over-year primarily due to the closing or divesture of retail branches and our decision to deploy capital to our servicing segment in light of the continued erosion of margin that occurred in the origination marketplace," said Sawyer.

Liquidity
At December 31, 2005, Saxon had $1.7 billion in committed facilities and $138.9 million in working capital, compared to $1.6 billion in committed facilities and $223.9 million in working capital at December 31, 2004. It is common business practice to define working capital as current assets less current liabilities. However, the Company does not have a classified balance sheet and therefore calculates working capital using an internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation. A reconciliation between the Company's working capital calculation and the common definition of working capital is presented in Schedule B.

During the fourth quarter of 2005, Saxon priced and closed a $627.8 million asset-backed securitization, Saxon Asset Securities Trust 2005-4.

REIT Taxable Income
The following table is a reconciliation of GAAP net income to estimated REIT taxable net income for the year ended December 31, 2005:

	For the year ended December 31, 2005
($ in thousands)	
Consolidated GAAP income before taxes, including cumulative effect of change in accounting principle (SFAS 123 (R))	$104,758
Estimated tax adjustments:	
Plus:	
Provision for losses - REIT portfolio	55,660
Elimination of intercompany pre-tax net (income) loss	36,741
Miscellaneous	3,808
Less:	
Taxable REIT subsidiary pre-tax net income (loss)	31,962
Hedging income (1)	21,734
Securitized loan adjustments for tax	12,683
Estimated Qualified REIT taxable income	$134,589
Estimated Qualified REIT taxable income @ 90%	$121,130
2005 taxable income distributions	(111,901)
2005 undistributed taxable income	$9,229

(1) Although the Company has eliminated the use of hedge accounting under SFAS 133 for financial reporting purposes, it continues to account for certain of its derivative instruments as hedges for tax purposes.

The estimated REIT taxable income for the year ended December 31, 2005 set forth in the table above is an estimate only and is subject to change until the Company files its 2005 REIT federal tax returns.

To maintain its status as a REIT, Saxon is required to distribute at least 90% of its REIT taxable income each year to its shareholders. The calculation of REIT taxable income, under federal tax law, differs in certain respects, from the calculation of consolidated net income pursuant to GAAP. Saxon expects that consolidated GAAP net income may differ from REIT taxable income for many reasons, including, but not limited to, the following:

- the provision for loan loss expense recognized for GAAP purposes is based upon the estimate of probable loan losses inherent in the Company's

existing portfolio of loans held for investment, for which the Company has not yet recorded a charge-off, whereas tax accounting rules allow a deduction for loan losses only in the period when a charge-off occurs;

- there are several differences between GAAP and tax methodologies for capitalization of mortgage loan origination expenses;
- there are differences between GAAP and tax related to the timing of recognition of income from derivative assets; and
- income of a taxable REIT subsidiary is generally included in the REIT's earnings for consolidated GAAP purposes, but is not recognized in REIT taxable income.

Management believes that the presentation of estimated REIT taxable income provides useful information to investors regarding the Company's estimated annual distributions to its investors. The presentation of REIT taxable income is not to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP.

Excess Inclusion Income

Certain shareholders may be required to report a portion of the dividends received from Saxon to taxing authorities as "Excess Inclusion Income." Below are some potential tax consequences to certain shareholders as a result of the characterization of a portion of our dividends as Excess Inclusion Income. The Company strongly urges you to consult your tax advisor regarding the tax consequences of your ownership of shares of the Company's common stock.

- Tax-exempt shareholders will be subject to unrelated business taxable income (commonly referred to as UBTI) with respect to such excess inclusion income;
- Non-U.S. shareholders will be subject to the 30 percent U.S. federal withholding tax on this income without reduction under any otherwise applicable income tax treaty; and
- U.S. shareholders, including taxpaying entities, will not be able to offset such excess inclusion income against net operating losses or otherwise allowable deductions.

The estimated amount of Excess Inclusion Income for Saxon's aggregate 2005 dividends is 62%. This percentage is applied equally to each of the Company's regular quarterly and special dividend distributions.

Tax Disclaimer

The information contained above should not be construed as tax advice and is not a substitute for careful tax planning. You should consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you regarding your ownership of shares of the Company's common stock.

Recent Developments

On January 11, 2006, Saxon paid its fourth quarter 2005 cash dividend of $0.50 per share of common stock and a special dividend of $0.14 per share of common stock, both of which were declared on December 20, 2005.

On March 8, 2006, Saxon announced its 2006 Annual Meeting of Shareholders will be held on Tuesday, June 13, 2006, at 9:00 a.m. Eastern Time at the Company's facility located at 4840 Cox Road, Glen Allen, Virginia 23060. Saxon also announced that it has designated the close of market on March 31, 2006 as the record date for shareholders entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, shareholders of record will be asked to elect Saxon's directors, ratify the selection of the Company's independent registered public accounting firm for the 2006 fiscal year, and to vote upon any and all such other matters as may properly come before the Annual Meeting.

On March 24, 2006, Saxon declared its first quarter 2006 regular cash dividend of $0.50 per share of common stock, payable on April 28, 2006 to shareholders of record on April 3, 2006.

Financial Results Restatement

On March 16, 2006, the Company announced that it would restate financial statements for the years ended December 31, 2001, 2002, 2003, and 2004, and for each of the interim reporting periods of 2005 and 2004, to eliminate the use of hedge accounting treatment under SFAS 133, for its derivative instruments held during these periods.

Subsequent to the issuance of the Company's December 31, 2004 consolidated financial statements, the Company determined that it needed to restate prior financial results to correct the way it has historically accounted for derivatives.

On December 5, 2005, the staff of the SEC expressed their views regarding the appropriate application of hedge accounting. The Company subsequently re-evaluated its application of hedge accounting and determined that it was inappropriately applying hedge accounting to its derivatives. Prior to this re-evaluation, the Company had believed that its accounting was consistent with GAAP.

Previously, changes in the fair value of cash flow hedges were recorded in other comprehensive income, net of income taxes, and the change in the fair value of previous fair value hedges were recorded as basis adjustments on mortgage loans which were amortized into earnings through interest income as a yield adjustment of the previously hedged loans.

The Company's designation of its derivative instruments as cash flow hedges for the period October 1, 2002 to September 30, 2005 did not meet the requirements of SFAS 133 with regard to documentation and effectiveness testing. Additionally, the Company's designation of its derivative instruments as fair value hedges for the period July 6, 2001 to September 30, 2002 did not meet the requirements of SFAS 133 with regard to hedging similar assets. As a result, the consolidated financial statements for the years ended December 31, 2004 and 2003 have been restated from the amounts previously reported to

account for the derivative instruments as undesignated derivatives with all changes in the fair value of the derivative instruments recognized in the consolidated statements of operations.

The cumulative impact of the elimination of hedge accounting, from the third quarter of 2001 through the third quarter of 2005, is a decrease to reported net income by $5.1 million or 2%. Including the fourth quarter of 2005, which was not restated, the cumulative impact was an increase of net income of $0.5 million.

The resulting change in accounting treatment has no impact on the timing or amount of operating cash flows or cash flows under any derivative contract. It does not affect the Company's ability to make required payments on its outstanding debt obligations.

In addition, the Company restated certain amounts previously recorded in interest income to provision for loan loss and servicing income. There was no impact on net income for this restatement.

The following tables summarize the effects of the restatement..

	First Quarter 2005		Second Quarter 2005		Third Quarter 2005	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Operations Information:						
Interest income	$114,063	$112,422	$111,638	$111,077	$115,685	$116,101
Interest expense	$55,172	$54,991	$61,568	$61,487	$69,075	$68,807
Provision for loan loss	$(5,699)	$(2,308)	$(13,483)	$(9,428)	$(19,369)	$(19,092)
Derivative gains (losses)	$—	$21,234	$—	$(15,084)	$—	$19,890
Other expense (income)	$1,411	$1,705	$(117)	$137	$1,253	$1,286
Income tax expense (benefit)	$(3,965)	$(3,327)	$2,336	$2,944	$(6,314)	$(5,796)
Net income	$31,735	$53,969	$19,398	$7,028	$11,610	$31,909
Earnings per share - basic	$0.64	$1.08	$0.39	$0.14	$0.23	$0.64
Earnings per share - diluted	$0.63	$1.07	$0.38	$0.14	$0.23	$0.63
Balance Sheet Information:						
Mortgage loan portfolio	$6,112,766	$6,083,871	$6,184,625	$6,158,876	$6,270,256	$6,245,201
Derivative assets	$27,738	$31,831	$17,279	$18,222	$33,919	$33,264
Other assets	$78,988	$74,841	$55,159	$54,518	$65,787	$67,318
Derivative liabilities	$4,228	$5,068	$2,793	$3,234	$5,262	$7,025
Deferred tax asset (liability)	$34,149	$32,985	$43,234	$42,514	$56,767	$54,418
Other comprehensive income (loss)	$18,242	$(460)	$911	$(336)	$22,932	$(297)

	First Quarter 2004		Second Quarter 2004		Third Quarter 2004	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Operations Information:						
Interest income	$90,999	$97,388	$99,051	$102,995	$99,657	$101,396
Interest expense	$33,167	$31,294	$36,045	$34,228	$37,933	$40,030
Provision for loan loss	$(3,878)	$(4,419)	$(10,160)	$(6,810)	$(14,730)	$(10,775)
Servicing income, net of amortization and impairment	$4,892	$4,602	$6,931	$5,336	$8,371	$6,636
Derivative gains (losses)	$—	$(12,457)	$—	$23,220	$—	$(15,790)
Other expense (income)	$1,143	$1,109	$1,248	$1,686	$978	$1,796
Income tax expense (benefit)	$10,666	$6,435	$8,893	$20,943	$(19,044)	$(9,294)
Net income	$19,692	$18,930	$17,448	$35,697	$38,285	$13,788
Earnings per share - basic	$0.69	$0.66	$0.61	$1.24	$1.21	$0.44
Earnings per share - diluted	$0.63	$0.60	$0.56	$1.15	$1.14	$0.41
Balance Sheet Information:						
Mortgage loan portfolio	$4,940,909	$4,900,408	$5,293,114	$5,257,905	$5,647,267	$5,615,097
Derivative assets	$—	$8,475	$—	$25,247	$—	$13,264
Other assets	$67,764	$60,607	$73,976	$53,384	$103,853	$91,054
Derivative liabilities	$—	$5,648	$—	$2,388	$—	$825
Deferred tax asset (liability)	$(2,161)	$16,022	$2,660	$15,887	$9,007	$6,269
Other comprehensive income (loss)	$(10,118)	$(487)	$1,226	$(291)	$(8,274)	$(552)

		2004		2003	
		As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Operations Information:					
Interest income		$395,347	$407,845	$333,064	$350,851
Interest expense		$155,805	$152,498	$123,303	$120,293
Provision for loan loss		$(41,647)	$(31,627)	$(33,027)	$(19,364)
Servicing income, net of amortization and impairment		$33,636	$28,260	$32,134	$27,214
Derivative gains (losses)		$—	$(510)	$—	$(23,885)
Other expense		$4,827	$6,042	$1,739	$1,252
Income tax expense (benefit)		$(12,980)	$4,987	$36,509	$40,105
Net income		$105,565	$106,322	$65,136	$67,682
Earnings per share - basic		$3.04	$3.06	$2.28	$2.37
Earnings per share - diluted		$2.89	$2.91	$2.16	$2.25
Balance Sheet Information:					
Mortgage loan portfolio		$6,027,620	$5,997,376	$4,723,416	$4,677,358
Derivative assets		$16,573	$17,568	$-	$16,789
Other assets		$84,898	$83,865	$72,652	$65,765
Derivative liabilities		$1,809	$2,636	$-	$4,431
Deferred tax asset (liability)		$27,825	$27,506	$(907)	$16,133
Other comprehensive loss		$(3,842)	$(474)	$(5,497)	$(832)

	2002		July 6, 2001to December 31, 2001	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Operations Information:				
Interest income	$226,399	$233,446	$50,964	$53,024
Interest expense	$87,068	$88,450	$23,457	$23,457
Provision for loan loss	$(28,117)	$(26,367)	$(11,861)	$(11,565)
Servicing income, net of amortization and impairment	$22,924	$19,967	$11,577	$11,459
Derivative gains (losses)	$-	$(50,625)	$-	$(18,082)
Other expense	$(472)	$(31)	$1,771	$1,426
Income tax expense (benefit)	$16,833	$(850)	$(3,957)	$(9,944)
Net (loss)	$27,377	$(1,639)	$(6,287)	$(15,799)
Earnings per share - basic	$0.94	$(0.06)	$(0.22)	$(0.56)
Earnings per share - diluted	$0.97	$(0.06)	$(0.22)	$(0.56)
Balance Sheet Information:				
Mortgage loan portfolio	$3,612,473	$3,540,285	$1,723,477	$1,705,736
Derivative assets	$-	$3,286	$-	$4,432
Other assets	$38,945	$29,443	$17,863	$25,664
Derivative liabilities	$-	$3,830	$-	$5,021
Deferred tax asset (liability)	$17,588	$44,616	$11,772	$17,759
Other comprehensive loss	$5,707	$472	$-	$-

Conference Call

Saxon will host a conference call for analysts and investors at 9 a.m. Eastern Time on Friday, March 31, 2006. For a live Internet broadcast of this conference call, please visit Saxon's investor relations website at www.saxonmortgage.com. To participate in the call, contact Ms. Meagan Green at 804-935-5281. A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, April 7, 2006. The replay will be available on Saxon's website or at 800-475-6701 using the ID number 816231.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of December 31, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of March 31, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Saxon Capital, Inc.
Condensed Consolidated Balance Sheets
(Dollars in thousands, except per share data)
(unaudited)

	December 31, 2005	September 30, 2005 (as restated)	December 31, 2004 (as restated)
Assets:			
Cash	$6,053	$9,493	$12,852
Accrued interest receivable	54,268	50,873	50,221
Allowance for interest losses	(16,086)	(12,418)	(12,418)
Net accrued interest receivable	38,182	38,455	37,803
Trustee receivable	135,957	130,117	112,062
Mortgage loan portfolio	6,444,872	6,245,201	5,997,376
Allowance for loan losses	(36,639)	(36,757)	(24,892)
Net mortgage loan portfolio	6,408,233	6,208,444	5,972,484
Restricted cash	147,473	142,233	1,495
Servicing related advances	185,297	152,531	109,848
Mortgage servicing rights, net	129,742	138,943	98,995
Real estate owned	38,933	33,845	34,051
Derivative assets	19,954	33,264	17,568
Deferred tax asset	53,724	54,418	27,506
Other assets	68,530	67,318	83,865
Total assets	$7,232,078	$7,011,062	$6,508,529
Liabilities and shareholders' equity:			
Liabilities:			
Accrued interest payable	$8,357	$7,044	$8,045
Dividends payable	32,539	-	28,909
Warehouse financing	378,144	144,100	600,646
Securitization financing	6,182,389	6,195,417	5,258,344
Derivative liabilities	8,589	7,025	2,636
Other liabilities	28,925	25,493	22,876
Total liabilities	6,638,943	6,379,079	5,921,456
Commitments and contingencies			
Shareholders' equity:			
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 50,001,909 and 49,849,386 as of December 31, 2005 and 2004, respectively	500	500	498
Additional paid-in capital	634,023	632,702	625,123
Accumulated other comprehensive income (loss), net of tax of $(16) and $(21)	(355)	(297)	(474)
Net accumulated deficit	(41,033)	(922)	(38,074)
Total shareholders' equity	593,135	631,983	587,073
Total liabilities and shareholders' equity	$7,232,078	$7,011,062	$6,508,529

	For the Year Ended December 31,	
	2005	**2004 (as restated)**
Revenues:		
Interest income	$458,658	$407,845
Interest expense	(263,809)	(152,498)
Net interest income	194,849	255,347
Provision for mortgage loan losses	(42,344)	(31,627)
Net interest income after provision for mortgage loan losses	152,505	223,720
Servicing income, net of amortization and impairment	71,222	28,260
Derivative gains (losses)	32,436	(510)
Gain on sale of assets	2,359	3,500
Total net revenues	258,522	254,970
Expenses:		
Payroll and related expenses	77,436	74,323
General and administrative expenses	63,888	57,373
Depreciation	6,113	5,923
Other expense	6,358	6,042
Total operating expenses	153,795	143,661
Income before taxes	104,727	111,309
Income tax (benefit) expense	(5,902)	4,987
Net income before cumulative effect of change in accounting principle	$110,629	$106,322
Cumulative effect of change in accounting principle (SFAS 123(R))	31	—
Net income	$110,660	$106,322
Earnings per common share:		
Average common shares - basic	49,915	34,702
Average common shares - diluted	50,648	36,522
Basic earnings per common share	$2.22	$3.06
Diluted earnings per common share	$2.18	$2.91

Saxon Capital, Inc.
Consolidated Statements of Operations
($ in thousands, except per share data)
(unaudited)

	Three months ended		
	December 31, 2005	September 30, 2005 (as restated)	December 31, 2004 (as restated)
Revenues:			
Interest income	$119,058	$116,101	$106,066
Interest expense	(78,524)	(68,807)	(46,946)
Net interest income	40,534	47,294	59,120
Provision for mortgage loan losses	(11,516)	(19,092)	(9,623)
Net interest income after provision for mortgage loan losses	29,018	28,202	49,497
Servicing income, net of amortization and impairment	21,369	19,063	11,686
Derivative gains (losses)	6,396	19,890	4,517
Gain (loss) on sale of assets	(92)	44	421
Total net revenues	56,691	67,199	66,121
Expenses:			
Payroll and related expenses	18,105	21,325	19,336
General and administrative expenses	15,612	16,918	19,063
Depreciation	1,713	1,557	1,461
Other expense	3,229	1,286	1,451
Total operating expenses	38,659	41,086	41,311
Income before taxes	18,032	26,113	24,810
Income tax (benefit) expense	277	(5,796)	(13,097)
Net income before cumulative effect of change in accounting principle	$17,755	$31,909	$37,907
Cumulative effect of change in accounting principle (SFAS 123(R))	-	-	-
Net income	$17,755	$31,909	$37,907
Earnings per common share:			
Average common shares - basic	49,980	49,941	49,854
Average common shares - diluted	51,036	50,809	49,854
Basic earnings per common share	$0.36	$0.64	$0.76
Diluted earnings per common share	$0.35	$0.63	$0.76

($ in thousands)	Fourth Quarter 2005	Third Quarter 2005	Fourth Quarter 2004	Year ended December 31, 2005	Year ended December 31, 2004
Production Statistics					
Wholesale	$387,927	$404,582	$378,790	$1,511,806	$1,500,303
Retail	162,705	170,249	255,156	713,324	964,760
Correspondent flow	287,207	228,717	260,938	938,056	847,350
Correspondent bulk	70,447	44,219	64,198	185,849	182,179
Called loans (1)	-	-	83,269	-	270,036
Total	$908,286	$847,767	$1,042,351	$3,349,035	$3,764,628
Number of loans produced	5,171	4,880	7,063	19,682	26,261
Average loan-to-value	78.9%	79.2%	80.2%	79.0%	80.2%
Credit Score	609	613	615	614	621
Fixed weighted average coupon	8.0%	7.5%	8.3%	7.8%	7.9%
ARM weighted average coupon	7.9%	7.3%	7.0%	7.3%	7.0%
Total weighted average coupon	7.9%	7.3%	7.3%	7.4%	7.3%
Summary of Product Type					
ARM - Interest Only	23.92%	35.54%	35.41%	35.11%	30.66%
ARM - 2/3/5 yr hybrid	35.39%	36.19%	43.15%	37.53%	37.26%
ARM - Floating	0.06%	0.05%	0.28%	0.09%	0.31%
ARM - 40/30	16.14%	3.48%	-	5.26%	-
Fixed - Interest Only	0.32%	1.19%	0.74%	0.66%	2.57%
Fixed - 15/30 year	18.17%	18.65%	13.98%	16.37%	21.74%
Fixed - 40/30	2.48%	1.42%	-	1.03%	-
Fixed - Balloons / Other	3.52%	3.48%	6.44%	3.95%	7.46%
Summary by Documentation					
Full documentation	65.73%	74.47%	71.69%	71.14%	70.53%
Stated documentation	28.56%	23.45%	25.28%	25.44%	25.93%
Limited documentation	2.16%	2.08%	3.03%	2.46%	3.54%
12 month bank statement	3.55%	-	-	0.96%	-
Summary by Purpose					
Cash out refinance	77.57%	80.0%	68.64%	76.18%	66.93%
Purchase	17.94%	16.35%	25.94%	19.50%	26.57%
Rate or term refinance	4.48%	3.65%	5.42%	4.32%	6.50%
Key Ratios					
Average assets (2)	$7,121,570	$6,972,884	$6,397,642	$6,870,504	$5,770,216
Average equity (2)	$612,559	$627,321	$626,185	$590,104	$450,402
Return on average assets (3)	1.0%	1.8%	2.4%	1.6%	1.8%
Return on average equity (3)	11.6%	20.3%	24.2%	18.8%	23.6%
Average equity/average assets	8.6%	9.0%	9.8%	8.6%	7.8%
Debt to equity	11.2	10.1	10.1	11.2	10.1
Book value per share	$11.86	$12.64	$11.78	n/a	n/a
Operating expenses/servicing portfolio (3)	0.6%	0.6%	0.8%	0.6%	0.7%
Operating expenses/average assets (3)	2.2%	2.4%	2.6%	2.2%	2.5%

(1) Called loans occur upon exercise of the clean up call option by Saxon, as the servicer or master servicer, of certain securitized pools in the mortgage loan portfolio.

(2) Average assets is calculated by adding current quarter and prior quarter total assets and dividing by 2. Average equity is calculated by adding current quarter and prior quarter total equity and dividing by 2.

(3) Ratios are annualized.


Saxon Capital, Inc.
Schedule B - Non-GAAP Financial Measures and Regulation G Reconciliations


Core net income, core earnings per share diluted, core net interest income and margin, securitization net losses on liquidated loans, Company defined working capital, total net cost to produce, and cost to service are non-GAAP financial measures of Saxon's earnings within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

Core net income is net income less the mark to market gains or losses on derivative instruments.

Core earnings per share diluted is core net income divided by the weighted average diluted number of shares outstanding during the period.

Core net interest income is net interest income adjusted to include net cash settlements received or paid on derivative instruments.

Core net interest income margin is core net interest income divided by average interest earning assets. Average interest earning assets are calculated using a daily average balance over the time period indicated.

Securitization net losses on liquidated loans are losses recorded by the securitization trust at the time a REO loan is sold. GAAP requires losses to be recognized immediately upon a loan being transferred to REO.

Company Defined Working Capital is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less.

Total net cost to produce is total production expenses, which include payroll and related expense and general and administrative expense attributable to our production segment, plus deferred capitalized costs and premiums paid, net of fees collected, divided by loan production. Capitalized expenses are origination expenses that are capitalized pursuant to FASB 91. Fees collected and premium are capitalized and recorded on balance sheet as components of net mortgage loan portfolio.

Cost to service is total servicing related expenses, which include payroll and related expenses and general and administrative expenses, divided by the daily weighted average of the total servicing portfolio.

Management believes the core financial measures are useful because they include the current period effects of Saxon's economic hedging program but exclude the mark to market derivative value changes. Saxon uses interest rate swaps, caps, futures and option agreements to create economic hedges of the variable rate debt it issues to finance its mortgage loan portfolio. Changes in the fair value of these derivatives, which reflect the potential future cash settlements over the remaining lives of the agreements according to the market's changing projections of interest rates, are recognized in the line item "Derivative gains (loss)" on the consolidated statements of operations. This single line item includes both the actual cash settlements related to the derivatives that occurred during the period and recognition of the changes in the fair value of the agreements over the period. The actual cash settlements include regular monthly payments or receipts under the terms of the agreements and amounts paid or received to terminate the agreements prior to maturity.

The amounts of net cash settlements and changes in derivative value that were included in the line item "Derivative gains (loss)" were:

($ in thousands)	Three Months Ended			Year Ended	
	December 31, 2005	September 30, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Fair value gain (loss)	$(157)	$16,666	$2,404	$17,024	$(2,947)
Net cash settlements	6,553	3,224	2,113	15,412	2,437
Derivative gains (losses)	6,396	19,890	4,517	32,436	(510)

As required by Regulation G, a reconciliation of each of these non-GAAP financial measures to the most directly comparable measure under GAAP is provided below.


Regulation G Reconciliation - Core Net Income and Core Earnings Per Share Diluted


($ in thousands except per share data)	Three Months Ended			Year Ended	
	December 31, 2005	September 30, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Core Net Income Reconciliation:					
Net Income	$17,755	$31,909	$37,907	$110,660	$106,322
Less: Fair value gain (loss) on derivatives	157	(16,666)	(2,404)	(17,024)	2,947
Core Net Income	$17,912	$15,243	$35,503	$93,636	$109,269

Earnings per share - diluted	$0.35	$0.63	$0.76	$2.18	$2.91
Core earnings per share-diluted	$0.35	$0.30	$0.71	$1.85	$2.99
Diluted weighted average common shares outstanding.	51,036	50,809	49,854	50,648	36,522

Regulation G Reconciliation - Core Net Interest Income & Core Interest Margin Analysis

($ in thousands)	Three Months Ended			Year Ended	
	December 31, 2005	September 30, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Core Net Interest Income Reconciliation					
Interest income	$119,058	$116,101	$106,066	$458,658	$407,845
Interest expense	(78,524)	(68,807)	(46,946)	(263,809)	(152,498)
Plus: Net cash settlements	6,553	3,224	2,113	15,412	2,437
Core interest expense	(71,971)	(65,583)	(44,833)	(248,397)	(150,061)
Core net interest income	47,087	50,518	61,233	210,261	257,784
Provision for loan losses	(11,516)	(19,092)	(9,623)	(42,344)	(31,627)
Core net interest income loans after provision for loan losses	$35,571	$31,426	$51,610	$167,947	$226,157
Net Interest Margin and Core Net Interest Margin Analysis:					
Average Balance Data					
Average interest earning assets	6,278,580	6,132,934	5,642,337	6,122,150	5,182,719
Average interest earning liabilities	6,413,791	6,223,830	5,707,947	6,223,526	5,386,943
Interest margin on loans	7.6%	7.6%	7.5%	7.5%	7.9%
Cost of financing for loans	(4.9)%	(4.4)%	(3.3)%	(4.2)%	(2.8)%
Net interest margin (1)	2.6%	3.1%	4.2%	3.2%	4.9%
Provision for mortgage loan losses	(0.7)%	(1.3)%	(0.7)%	(0.7)%	(0.6)%
Net interest margin after provision for loan losses	1.9%	1.8%	3.5%	2.5%	4.3%
Net interest margin	2.6%	3.1%	4.2%	3.2%	4.9%
Plus: Net cash settlements	0.4%	0.2%	0.1%	0.2%	0.1%
Core net interest margin	3.0%	3.3%	4.3%	3.4%	5.0%
Provision for mortgage loan losses	(0.7)%	(1.3)%	(0.7)%	(0.7)%	(0.6)%
Core net interest margin on after provision for loan losses	2.3%	2.0%	3.6%	2.7%	4.4%

(1) Net interest margin does not equal the arithmetic difference between interest margin on loans and cost of financing for loans due to the difference between the principal balance of mortgage loans and the principal balance of the debt financing those loans.

Regulation G Reconciliation - Securitization Net Losses on Liquidated Loans

Management believes that it is meaningful to show securitization net losses on liquidated loans and charge-offs as measures of losses since it is a widely accepted industry practice to evaluate securitization net losses on liquidated loans and the information is provided on a monthly basis to the investors in each securitization. GAAP requires losses to be recognized immediately upon a loan being transferred to REO, whereas securitization net losses on liquidated loans do not recognize a loss on REO until the loan is sold. This causes a timing difference between charge-offs and securitization net losses on liquidated loans. In addition, securitization net losses on liquidated loans exclude losses resulting from delinquent loan sales.

($ in thousands)	Three Months Ended			Year Ended	
	December 31, 2005	September 30, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Securitization net losses on liquidated loans	$13,953	$9,078	$14,474	$47,377	$46,725
Loan transfers to real estate owned	8,438	7,530	8,838	31,285	35,748
Realized losses on real estate owned	(10,370)	(7,789)	(11,563)	(37,338)	(37,869)
Timing differences between liquidation and claims processing	(401)	(258)	(151)	(1,196)	(1,511)
Loss from delinquent loan sale applied to reserve	-	-	-	-	359
Interest not advanced on warehouse loans	(33)	(157)	(173)	(484)	(353)
Other	(681)	214	(411)	(2,766)	524
Charge-offs	$10,906	$8,618	$11,014	$36,878	$43,623

Regulation G Reconciliation - Working Capital

Management believes that the internally derived working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation.

($ in thousands)	December 31, 2005		December 31, 2004	
	Saxon Defined Working Capital	Commonly Defined Working Capital	Saxon Defined Working Capital	Commonly Defined Working Capital
Unrestricted cash	$6,053	$6,053	$12,852	$12,852
Borrowing availability	75,198	-	63,686	-
Trustee receivable	-	135,958	-	112,062
Accrued interest receivable	-	38,182	-	37,803
Accrued interest payable	-	(8,357)	-	(8,045)
Unsecuritized mortgage loans - payments less than one year	212,003	444,918	429,505	674,596
Warehouse financing - payments less than one year	(154,339)	(154,339)	(282,092)	(523,277)
Repurchase financing - payments less than one year	-	(223,805)	-	-
Servicing advances	-	185,297	-	113,129
Financed advances - payments less than one year	-	(110,929)	-	(34,667)
Securitized loans - payments less than one year	-	2,370,502	-	1,575,480
Securitized financing - payments less than one year	-	(2,400,559)	-	(1,558,258)
Total	$138,915	$282,920	$223,951	$401,675

Regulation G Reconciliation - Total Net Cost to Produce

Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.

($ in thousands)	Three Months Ended			Year Ended	
Total Operating Expenses	**December 31, 2005**	**September 30, 2005**	**December 31, 2004**	**December 31, 2005**	**December 31, 2004**
Wholesale G&A	$7,712	$8,592	$8,024	$31,738	$32,090
Retail G&A	8,877	10,123	12,638	42,559	49,866
Correspondent G&A	1,996	2,148	2,068	8,478	8,343
Total Production Expenses	$18,585	$20,863	$22,730	$82,775	$90,299
Servicing G&A	9,741	11,122	10,881	41,534	31,268
Administrative G&A	12,531	14,036	13,923	48,726	48,323
Other (income)/expenses	3,229	1,286	1,451	6,358	6,042
Gross Operating Expenses	$44,086	$47,307	$48,985	$179,393	$175,932
Capitalized expenses	(5,427)	(6,221)	(7,674)	(25,598)	(32,271)
Total Operating Expenses	$38,659	$41,086	$41,311	$153,795	$143,661
Fees Collected					
Wholesale fees collected	$1,137	$1,230	$1,172	$4,579	$4,725
Retail fees collected	4,876	4,779	6,569	19,639	24,208
Correspondent fees collected	279	235	258	944	862
Total fees collected	$6,291	$6,244	$7,999	$25,162	$29,795
Premium Paid					
Wholesale premium	$2,239	$3,161	$3,860	$11,977	$14,954
Correspondent premium	7,738	7,137	8,616	26,344	26,341
Total premium	$9,977	$10,298	$12,476	$38,321	$41,295
Net Cost to Produce - dollars					
Wholesale	$8,814	$10,523	$10,712	$39,136	$42,319
Retail	4,001	5,344	6,069	22,920	25,658
Correspondent	9,455	9,050	10,426	33,878	33,822
Total	$22,270	$24,917	$27,207	$95,934	$101,799
Volume					
Wholesale	$387,927	$404,582	$378,790	$1,511,806	$1,500,302
Retail	162,705	170,249	255,156	713,324	964,760
Correspondent flow	287,207	228,717	260,938	938,056	847,350
Correspondent bulk	70,447	44,219	64,198	185,849	182,179
Total	$908,286	$847,767	$959,082	$ 3,349,036	$3,494,591
Net Cost to Produce -basis pts					
Wholesale	2.27%	2.60%	2.83%	2.59%	2.82%
Retail	2. 46%	3.14%	2.38%	3.21%	2.66%
Correspondent	2.64%	3.32%	3.21%	3.01%	3.29%
Total Production Net Cost to Produce	2.45%	2.94%	2.84%	2.86%	2.91%

Regulation G Reconciliation - Cost to Service

Management believes that cost to service is beneficial to investors because it provides a measurement of efficiency in the servicing channel.

($ in thousands)	Three Months Ended			Year Ended	
	December 31, 2005	**September 30, 2005**	**December 31, 2004**	**December 31, 2005**	**December 31, 2004**
Servicing G&A(1)	$9,741	$11,122	$10,881	$41,534	$31,268
Average total portfolio balance (2)	25,504,321	$26,264,268	17,737,569	$24,121,468	$13,154,152
Cost to service (annualized)	0.15%	0.17%	0.25%	0.17%	0.24%

(1) Servicing G&A is a component of total operating expenses on the consolidated statement of operations and is reconciled to total operating expenses in the Total Net Cost to Produce reconciliation table above.

(2) Average total portfolio balance is a daily weighted average of the total servicing portfolio